Blockinetics, Inc.

Balance Sheet as of 1 June 2019

Assets			Liabilities	
Cash	6,455		Salaries Payable	0
Accounts Receivable	0		Accounts Payable	0
Inventories	0		**Total Liabilities**	**0**
Real Estate and Buildings	0			
Domain, Website, Logo	5,000		**Shareholders Equity**	
Equipment	0		Capital Stock	362,955
Software	100,000		Retained Earnings	0
IP, Branding, Goodwill	250,000		**Total Shareholders Equity**	362,955
Other Assets	1,500			
Total Assets	**362,955**		**Total Liabilities & Equity**	**362,955**